Exhibit 99.1

VIQ Solutions Achieves Widely Recognized ISO/IEC 27001 Certification for Security Management

Security certification underpins VIQ’s commitment to meeting industry leading privacy and security standards across the globe

PHOENIX, ARIZONA, October 13, 2022 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced it achieved ISO 27001 certification for the information security program governing VIQ’s global, comprehensive suite of solutions and services.

As organizations accelerate digital modernization efforts, they look to partner with industry leading companies that provide proof of their commitment to security standards. The Company’s ISO/IEC 27001:2013 certification was issued by A-LIGN, an independent and accredited certification body based in the United States on successful completion of a formal audit process. This certification is evidence that VIQ met rigorous international standards in ensuring the confidentiality, integrity, and availability of client data defined in Annex A of the ISO/IEC 27001:2013 standard.

“We are extremely proud to announce our ISO certification,” said Vahram Sukyas, Chief Technology Officer, VIQ Solutions. “The certification solidifies our commitment to delivering products and services that safeguard client data across the globe. The certification provides the foundation to build standard, consistent, and best practice processes and enables us to operate more efficiently and reliably. It is also a steppingstone in our continued pursuit of further compliance.”

Defending against internal and external threats is a vital priority for organizations to safeguard confidential information. The robust requirements of the ISO security management framework ensure best practices for securing assets including corporate information, intellectual property, employee information, and information entrusted by third parties.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the Company’s continued pursuit of further compliance. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.